FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 16, 2003

LJ International CEO to be Featured on MoneyTV

HONG KONG and LOS ANGELES, October 16, 2003 — LJ International, Inc. (Nasdaq: JADE), one of the world’s fastest-growing fine jewelry companies, today announced that its Chairman and CEO, Lorenzo Yih, will be profiled this week on MoneyTV (http://www.moneytv.net), the nationally syndicated television program featuring informative interviews with CEOs and insights into their operations and outlooks for their futures.

In this week’s program, Mr.Yih will discuss LJ International’s recent activities, upcoming news and future goals for the growing company. The interview with Mr. Yih is scheduled to air on Friday, October 17th at 11:30 am and 5:00 pm ET, and will be replayed on Saturday, October 18th at 1:30 pm ET. It will run again on Sunday, October 19th at 8:00 am ET, 9:30 am ET and 11:00 am ET, and on Thursday, October 23rd at 6:30 am ET. Please check local listings. The program will also be posted on the MoneyTV online archive at http://www.moneytv.net.

Mr. Yih is expected to comment on the Company’s recent announcements with two of the nation’s top three home shopping channels, as well as the Company’s plans to further expand globally, particularly in China.

About LJ International

LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

To be added to LJ International’s investor lists, please contact Haris Tajyar at 818-382-9702 or via e-mail at htajyar@irintl.com.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report.

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